UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2010

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No     X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2010

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
Morgan Stanley

Formation of MM Partnership

Tokyo, March 30, 2010—In relation to the integration of the securities companies in Japan that was jointly announced today, Mitsubishi UFJ Financial Group, Inc. (“MUFG”:President and CEO Nobuo Kuroyanagi) and Morgan Stanley (“MS”:President and CEO James P. Gorman) have determined to form a partnership under the Civil Code of Japan (“MM Partnership”), the details of which are set forth follows:

1. Overview of the integration structure and formation of MM Partnership

As mentioned in today’s announcement by MUFG and MS, “Integration of Securities Companies in Japan of Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley”, on May 1, 2010, their existing securities companies in Japan will be integrated into two companies: Mitsubishi UFJ Morgan Stanley Securities, Co., Ltd. (“MUMSS”) and Morgan Stanley MUFG Securities Co., Ltd. (“MSMS”).

Upon the integration, Mitsubishi UFJ Securities Holdings Co., Ltd. (“MUSHD”), MUFG’s intermediary holding company, and Morgan Stanley Japan Holdings Co., Ltd. (“MSJHD”), MS’ intermediary holding company, will directly hold shares representing controlling voting interests in MUMSS and MSMS, respectively (with MUSHD holding a 60% voting interest in MUMSS and MSJHD holding a 51% voting interest in MSMS), and contribute to MM Partnership all other shares to be issued by MUMSS and MSMS. Economic interests in MUMSS and MSMS will be allocated 60:40 between MUSHD and MSJHD as a result of their acquisitions of a 60% interest and a 40% interest in MM Partnership, respectively. MM Partnership will be formed for such purpose, and will be a subsidiary of MUFG.

A cash adjustment is scheduled to be made between MUSHD and MSJHD based on the partnership interests in MM Partnership (MUSHD: 60%, MSJHD: 40%), taking into account the agreed value of the shares to be contributed into MM Partnership and the net asset value of each of MUMSS and MSMS as of the closing.

Pursuant to an agreement in the partnership agreement regarding exercise of the voting rights attached to the MUMSS and MSMS shares to be held by MM Partnership, MUSHD will acquire in substance 49% of the voting rights with respect to MSMS in addition to rights to receive 60% of dividends distributed by MUMSS and MSMS, and MSJHD will acquire in substance 40% of the voting rights with respect to MUMSS in addition to rights to receive 40% of dividends to be distributed by MUMSS and MSMS.

2. Partnership Overview

(1)	Name	MM Partnership

(2)	Legal Basis	Civil Code of Japan

(3)	Location	4-1 Marunouchi 2-Chome, Chiyoda-ku, Tokyo, Japan

(4)	Business Description	Holding of MUMSS and MSMS Shares

(5)	Effective Date of Partnership Agreement	May 1, 2010 (planned)

(6)	Partnership Interests	Mitsubishi UFJ Securities Holdings Co., Ltd. 60% Morgan Stanley Japan Holdings Co., Ltd. 40%

(7)	Relationship Between MUFG and the Partnership	Capital Relationship	MUFG will indirectly hold through MUSHD a 60% interest in MM Partnership. MM Partnership will be a subsidiary of MUFG.
		Personnel Relationship	No personnel matters to note.
		Transaction Relationship	No transactions to note.

Note: The value of contributed assets will be announced once it is determined.

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Contacts:

Mitsubishi UFJ Financial Group:	Public Relations Division	81-3-3240-7651

Morgan Stanley:	Media Relations	81-3-5424-5019/5020

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